                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                              Bruce D. Haims, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on the following pages)
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CUSIP No. 12686C-10-9                  13D                     Page 2 of 4 Pages




1        NAME OF REPORTING PERSON                Charles F. Dolan 1997 Grantor
         S.S. OR I.R.S. IDENTIFICATION NO.       Retained Annuity Trust
         OF ABOVE PERSON                         EIN:  13-7103981


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS
                                                                         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]



6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     U.S.A.

                  7        SOLE VOTING POWER
 NUMBER OF
   SHARES                                                             4,230,655*
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0

  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                                                              4,230,655*
                  10       SHARED DISPOSITIVE POWER

                                                                              0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      4,230,655*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         3.8%

14       TYPE OF REPORTING PERSON
                                                                         OO**



* Total reflects 3,400,518 shares received as the result of two 2-for-1 stock splits during 1998.

**       Reporting Person is a trust.
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CUSIP No. 12686C-10-9                  13D                     Page 3 of 4 Pages



                    CONTINUATION PAGES OF AMENDMENT NO. 2 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
            THE CHARLES F. DOLAN 1997 GRANTOR RETAINED ANNUITY TRUST


                  This Amendment No. 2 to the Schedule 13D, dated May 17, 1997, as amended by Amendment No. 1 thereto, dated June 27, 1997 (as so amended, the "Schedule 13D"), previously filed by the Charles F. Dolan 1997 Grantor Retained Annuity Trust (the "1997 GRAT"), is being filed in connection with changes in the 1997 GRAT's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The cover page and Item 5 are hereby supplemented and amended.

Item 5.           Interest in Securities of the Company.

                  (a) Reference is made to rows (11) and (13) of the cover page.

                  (b) Reference is made to rows (7) through (10) of the cover page.

                  (c) On March 23, 1999, the 1997 GRAT, in accordance with its terms, made a distribution to Charles F. Dolan ("Mr. Dolan") of 303,369 shares of Class B Common Stock of the Issuer.

                  (e) As of March 23, 1999, the 1997 GRAT's percent of ownership of the Issuer's stock had decreased to 3.8% as the result of (a) the increase in the number of shares of Issuer's outstanding stock and (b) the distribution described in Item 5(c) above.
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CUSIP No. 12686C-10-9                  13D                     Page 4 of 4 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  April 19, 1999

                                   Charles F. Dolan 1997 Grantor
                                   Retained Annuity Trust

                       Signature:  /s/ Charles F. Dolan, Trustee
                                   By William A. Frewin, Jr.
                                   -----------------------------
                      Name/Title:  Charles F. Dolan, Trustee
                                   By William A. Frewin, Jr.,
                                   As Attorney-in-fact

                       Signature:  /s/ Helen A. Dolan, Trustee
                                   By William A. Frewin, Jr.
                                   -----------------------------
                      Name/Title:  Helen A. Dolan, Trustee
                                   By William A. Frewin, Jr.,
                                   As Attorney-in-fact